UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

February 27, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

dlw 4/19

Sincerely,

Chie Arai

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

February 27, 2002

To whom It May Concern:

UFJ Holdings, Inc

Financial assistance to The Daiei, Inc.

We hereby give notice that UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc., today decided to give financial assistance to The Daiei, Inc. ("Daiei"), as described below, in order for Daiei to execute its "New Three-year Restructuring Program", which was announced on February 27, 2002.

1. 10-for-1 reverse stock split of preferred shares of 60 billion yen and capital decrease
2. Debt-for-equity swap deal totaling 115 billion yen
3. Debt forgiveness totaling 85 billion yen

Impact on earnings of UFJ Holdings

Expected losses caused by this financial assistance to Daiei will be absorbed through provision of reserves and other means for this period ending March 31, 2002.

UFJ Holdings does not change the current forecast of its consolidated financial results for the fiscal year ending March 31, 2002.

February 27, 2002

To whom It May Concern:

UFJ Bank Limited
Sumitomo Mitsui Banking Corporation
The Fuji Bank, Limited

Financial assistance to The Daiei, Inc.

We, the three-core banks of The Daiei, Inc. ("Daiei"), hereby give notice that we today agreed to give financial assistance to Daiei, as details are described below, after we examined the details of Daiei's "new three-year restructuring program."

We will continue to support Daiei's restructuring. We are confident that Daiei's suppliers, other creditor banks, and shareholders will understand and support it as well.

1. 10-for-1 reverse stock split of preferred shares of 120 billion yen and capital decrease
2. Debt-for-equity swap deal totaling 230 billion yen
3. Debt forgiveness totaling 170 billion yen
4. Adequate provision of funds in order for Daiei to execute its new three-year restructuring program

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 APR 19 AM 11:43

February 26, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

February 26, 2002

UFJ Holdings, Inc.

To Whom It May Concern:

Consolidation of Overseas Base

We hereby give notice that UFJ Bank Limited (a wholly owned subsidiary of UFJ Holdings, Inc.) has decided to cease operation of the Brussels Branch in Belgium targeting May 31, 2002.